UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report
McKESSON CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	1-13252	94-3207296
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
6555 State Hwy 161
Irving, TX 75039
(Address of Principal Executive Offices, and Zip Code)

Lori A. Schechter
(972) 969-9404

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1    Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
This Specialized Disclosure Report on Form SD (the “Form SD”) of McKesson Corporation (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2021 to December 31, 2021. The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The minerals specified in the rule are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”). As provided by applicable guidance from the U.S. Securities and Exchange Commission (the “SEC”) regarding the Rule, this disclosure does not address products that did not enter the stream of commerce in the calendar year ending December 31, 2021.

The following disclosure, in response to the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD, has been made in accordance with the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the SEC on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

Conflict Minerals Disclosure
Description of the Company’s Products
This Form SD relates to products (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during 2021. These products (collectively the “Covered Products”) consist of the Company’s pharmacy automation products.
Reasonable Country of Origin Inquiry
The Company has, in good faith and after reasonable due diligence, conducted a reasonable country of origin inquiry (“RCOI”) to determine whether Conflict Minerals that are necessary to the functionality or production of its Covered Products originated in the Democratic Republic of the Congo (“DRC”) or the adjoining countries of Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”), or whether any of the Conflict Minerals may have been from recycled or scrap sources. A summary of the Company’s RCOI process follows:

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of the Conflict Minerals. The Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of the Conflict Minerals that are necessary to the functionality or production of the Covered Products. As an initial step, each of McKesson’s business units that manufacture or contract to manufacture Covered Products were asked to evaluate the Covered Products to determine if Conflict Minerals may have been present and potentially necessary to the production or functionality of the Covered Product. Following that evaluation, each business unit used a risk-based approach to create a list of suppliers that were likely to have provided products containing Conflict Minerals during the reporting year ended December 31, 2021.

The Company's RCOI included an inquiry of 99 suppliers. The Company’s suppliers were contacted with the assistance of a consulting firm. In addition to the suppliers’ responses to the Company’s inquiry, the Company also reviews information regarding smelters and refiners provided by the Responsible Minerals Initiative (“RMI”). RMI conducts an industry-standard Responsible Minerals Assurance Program (“RMAP”), in which it certifies smelters and refiners worldwide by conducting an independent audit to validate company-level management and sourcing processes for responsible mineral procurement. RMI publishes a list of smelters and refiners that it has certified as “Conformant,” which identifies smelters and refiners that are in conformance with the RMAP assessment protocols and that bear the highest level of Conflict Minerals responsible sourcing certification set by RMI. The responses to the Company’s inquiry can be grouped into the three categories identified below:

(1)The supplier represented that its products do not contain Conflict Minerals from the Covered Countries.
(2)The supplier represented that its products do contain Conflict Minerals, but the Conflict Minerals are sourced from a smelter or refiner that is conformant.
(3)The supplier represented that its products do contain Conflict Minerals, but the supplier is unable to identify the source of the Conflict Minerals or the status of the smelters or refiners (if any).

Based on this RCOI, the Company has reason to believe that certain of its necessary Conflict Minerals contained in some Covered Products may have originated in a Covered Country and are not from recycled or scrap sources.

A copy of this Form SD, together with a copy of our Conflict Minerals Policy can be found on our corporate website at www.McKesson.com under the Investors heading. The Company’s website and the information accessible through the website are not incorporated by reference into this Form SD.

Item 1.02	Exhibit
None.

Section 2    Exhibits

Item 2.01	Exhibit
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Date: June 1, 2022

McKesson Corporation

By:	/s/ Lori A. Schechter
Lori A. Schechter
Executive Vice President, Chief Legal Officer
and General Counsel